May 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten
Larry Spirgel
Joseph Cascarano
Robert Littlepage

Re:	Revolution Acceleration Acquisition Corp
Registration Statement on Form S-4
Filed March 19, 2021
File No. 333-254539

Ladies and Gentlemen:

On behalf of our client, Revolution Acceleration Acquisition Corp (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 16, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on March 19, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-4 filed March 19, 2021

Summary of the Proxy Statement/Prospectus

Reasons for Approval of the Business Combination, page 14

1.	Please balance your discussion of the factors considered by the board of directors to include a discussion of the negative factors concerning the business combination.

Response: The Company advises the Staff that it has revised the disclosure on pages 14, 15 and 16 of Amendment No. 1 in response to the Staff’s comment.

Revolution Acceleration Acquisition Corp

May 14, 2021

Unaudited Historical Comparative and Pro Forma Combined Per Share Information, page 29

2.	Disclose pro forma book value per share for RAAC and Berkshire Grey. We refer you to our pro forma balance sheet comments below.

Response: The Company advises the Staff that it has revised the disclosure on page 29 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

We have generated substantially all of our revenue…, page 31

3.	We note that two customers accounted for approximately 99% of your revenue in the year ended December 31, 2020. Please identify these two customers and disclose the percentage of your revenue attributable to each customer. Also, disclose the material terms of your agreements with these customers including the term and any termination provisions and file these agreements as exhibits to your registration statement. Refer to Item 601(b)(10(ii)(B) of Regulation S-K.

Response: The Company advises the Staff that Target Corporation and SoftBank Robotics Corp. comprised approximately 70% and 30% of Berkshire Grey’s revenue, respectively, in the year ended December 31, 2020, as indicated on page 149 of Amendment No. 1. The Company further advises the Staff that it has revised the disclosure on pages 31 and 32 of Amendment No. 1 to incorporate this information. The Company further advises the Staff that it has revised the disclosure on page 143 of Amendment No. 1 to provide a description of the agreements with Target Corporation and SoftBank Robotics Corp and has filed such agreements as Exhibits 10.18, 10.19, 10.20, 10.21, 10.22, 10.23, 10.24, 10.25, 10.26 and 10.27 to Amendment No. 1 in response to the Staff’s comment.

Our mobile solutions use lithium-ion battery cells..., page 32

4.	Please clarify whether your solutions have been observed to catch fire or smoke and disclose any material costs incurred in relation to these events for the periods presented.

Response: The Company advises the Staff that it has revised the disclosure on page 32 of Amendment No. 1 to clarify that Berkshire Grey’s solutions have not been observed to catch fire or smoke.

We have generated substantially all of our revenue to date…, page 32

5.	Please disclose the number of solutions from which you generate substantially all of your revenue.

Response: The Company advises the Staff that it has revised the disclosure on page 32 of Amendment No. 1 in response to the Staff’s comment.

Revolution Acceleration Acquisition Corp

May 14, 2021

We depend on a limited number of third-party contract manufacturers…, page 33

6.	Please identify the two third-party manufacturers that supply substantially all of your manufacturing needs and disclose the material terms of your agreements with them including the term and any termination provisions. Also unless these suppliers can easily be replaced, file these agreements as exhibits to your registration statement. Refer to Item 601(b)(10(ii)(B) of Regulation S-K.

Response: The Company advises the Staff that it has revised the disclosure on page 33 of Amendment No. 1 to note that the two third-party manufacturers that supply substantially all of Berkshire Grey’s manufacturing needs are Columbia Tech and Plexus Corp. and to note that the Company has no ongoing manufacturing agreements with these manufacturers and can change manufacturers at any time. These manufacturers combine off-the-shelf components to Berkshire Grey’s standards, and the manufacturers are not sole source manufacturers for Berkshire Grey. Given that these manufacturers can relatively easily be replaced, the Company advises the Staff that it has not filed Berkshire Grey’s agreements with them as exhibits to Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 60

7.	In the Description of the Transactions, please disclose the ratio of the exchange of RAAC shares for Berkshire Grey shares under the two redemption scenarios. Provide similar disclosure within the disclosure accompanying the per share data on page 29.

Response: The Company advises the Staff that it has revised the disclosure on pages 30 and 61 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020, page 63

8.	Please revise the pro forma balance sheet to present first a RAAC pro forma balance sheet assuming no redemptions and a RAAC pro forma balance sheet assuming maximum redemptions, before presenting the pro forma combined balance sheets. The RAAC pro forma balance sheet adjustments should give effect to:

●	reclassification of cash held in the trust account to cash;
●	the payment of $10.1 million of deferred underwriters’ fees; and
●	the cash payment to redeeming RAAC Public Stockholders under the maximum redemption scenario.

Response: The Company advises the Staff that it has revised the disclosure on page 63 of Amendment No. 1 in response to the Staff’s comment.

Revolution Acceleration Acquisition Corp

May 14, 2021

9.	Please revise the pro forma balance sheet to present a Berkshire Grey pro forma balance sheet assuming no redemptions and a Berkshire Grey pro forma balance sheet assuming maximum redemptions, before presenting the pro forma combined balance sheets. Present in a separate adjustment column following the Berkshire Grey historical balance sheet, the pro forma adjustment to give effect to:

●	the redemption/conversion of the preferred stock;
●	an accrual for the estimated direct and incremental "other transaction costs" incurred by Berkshire Grey related to the Business Combination; and
●	the settlement of the promissory note through the repurchase of shares of common stock described in footnote D.

In the notes, please disclose how the adjustments, such as deferred underwriting commissions and other transaction costs, were calculated.

Response: The Company advises the Staff that it has revised the disclosure on page 70 in response to the Staff’s comment.

10.	Refer to pro forma footnotes (D) and (F). In light of the value of the consideration payable to Berkshire Grey stockholders noted on page 61, it is unclear why you are unable to make a reasonable estimate that would properly reflect the accounting impact on the financial statements of New Berkshire Grey. Please advise and tell us how you intend to account for the settlement of the promissory note through the repurchase of shares of common stock.

Response: The Company advises the Staff that it has revised the disclosure on pages 69 and 70 in response to the Staff’s comment.

Proposal No. 4 – The Advisory Charter Proposals

Reasons for the Amendments, page 90

11.	Please balance your discussion of the reasons for adopting a classified board structure, removing the ability to act by written consent, exclusive forum provision and requiring the approval of two-thirds of the voting power to make certain amendments to your charter and bylaws with a discussion of the disadvantages to stockholders of these proposals.

Response: The Company advises the Staff that it has revised the disclosure on pages 90, 91 and 92 of Amendment No. 1 in response to the Staff’s comment.

Information about Berkshire Grey

Company Overview, page 117

12.	Please disclose the source of your assertion that you pioneer and deliver transformative AI-enabled robotic solutions and that you are a technology leader in robotics and AI automation.

Response: The Company advises the Staff that a July 2019 article published in CIO Review, 20 Most Promising Robotics Solution Providers – 2019, stated that “Based outside Boston, Berkshire Grey (BG) offers diverse, AI-enabled robotic technologies that transform omnichannel fulfillment operations,” and that Fast Company named Berkshire Grey one of the “10 most innovative companies in robotics” on March 9, 2021. The Company further advises the Staff that it has revised the disclosure on page 142 of Amendment No. 1 in response to the Staff’s comment.

Revolution Acceleration Acquisition Corp

May 14, 2021

13.	We note your statement that most of your deployments have been with large, Fortune 50 companies and that your customers include Walmart, Target, FedEx, SBG and TJX. For context, please identify the two customers that accounted for 99% of your revenues. Also, disclose that a subsidiary of SoftBank Group Corp., a related party, generated $9.8 million of your revenues for the year ended December 31, 2020.

Response: The Company advises the Staff that, because Berkshire Grey’s contracts with its other customers did not require services to be rendered during the year ended December 31, 2020 and all revenue related to those contracts has been deferred, Target Corporation and SoftBank Robotics Corp comprised approximately 70% and 30% of Berkshire Grey’s revenue, respectively in the year ended December 31, 2020. SoftBank Robotics Corp is a subsidiary of SoftBank Group Corp., a related party of Berkshire Grey. The Company further advises the Staff that it has revised the disclosure on page 118 of Amendment No. 1 in response to the Staff’s comment.

Management of Berkshire Grey

Narrative Disclosure to Summary Compensation Table, page 135

14.	Please file the employment agreements with Messrs. Wagner, Johnson and Fidler as exhibits to your registration statement. Refer to Item 601(b)(iii)(A) of Regulation S-K.

Response: The Company advises the Staff that it has filed Berkshire Grey’s employment agreements with Messrs. Johnson and Wagner as Exhibits 10.16 and 10.17, respectively, to Amendment No. 1 in response to the Staff’s comment. The Company further advises the Staff that Mr. Fidler is an at-will employee and does not currently have an employment agreement with Berkshire Grey.

Berkshire Grey's Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 143

15.	In light of your significant operating losses and negative cash flows from operating activities, please discuss in reasonable detail your plans for achieving profitability and positive cash flows from operating activities in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition.

Response: The Company advises the Staff that it has revised the disclosure on page 143 of Amendment No. 1 in response to the Staff’s comment.

Revolution Acceleration Acquisition Corp

May 14, 2021

Berkshire Grey's Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Operating Results, page 146

16.	We note your disclosure on page 173 that RAAC’s board considered Berkshire Grey’s key metrics and performance indicators. Please disclose these key metrics and performance indicators for the periods presented along with any material trends.

Response: The Company advises the Staff that it has revised the disclosure on page 173 of Amendment No. 1 in response to the Staff’s comment to include the specific performance metrics reviewed, and such performance metrics and related trends are disclosed in the Berkshire Grey's Management's Discussion and Analysis of Financial Condition and Results of Operations for the periods presented.

Results of Operations, page 149

17.	Please expand your discussion of your results of operations to describe any known trends or uncertainties that have had or that Berkshire Grey's management reasonably expects will have a material impact on revenues or loss from operations. For example, in light of your dependence on Target Corporation and SoftBank Robotics Corp., please discuss and analyze all known trends and uncertainties resulting from your dependence on these customers for substantially all of your revenues. If applicable, discuss to what extent management intends to rely upon these two customers for future revenue growth.

Response: The Company advises the Staff that it has revised the disclosure on page 149 of Amendment No. 1 in response to the Staff’s comment.

The Business Combination, page 163

18.	We note from Section 2.7 of the Merger Agreement that the parties intend for the merger to qualify as a reorganization under Section 368(a) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. See Item 601(b)(8) of Regulation SK.

Response: The Company advises the Staff that it does not believe that an opinion is required regarding the tax treatment of the Business Combination because the Registration Statement is addressed solely to the current stockholders of the Company. Although the parties to the Merger Agreement intend for the Business Combination to qualify as a reorganization under Section 368(a) of the Code, the consequences that would result from any failure of the Business Combination to so qualify would be borne solely by stockholders of Berkshire Grey at the time of the Business Combination and not by the Company or its stockholders. Moreover, to the Company’s knowledge, Berkshire Grey is planning to solicit consent from its stockholders separately and to inform its stockholders of the tax consequences of the Business Combination in connection therewith.

Background of the Business Combination, page 167

19.	We note your disclosure that on Dr. Wagner and Mr. Delaney agreed to a transaction value of $2.25 billion on January 16, 2021. Please expand your disclosure to include a more detailed discussion of the negotiations regarding the valuation of Berkshire Grey.

Response: The Company advises the Staff that it has revised the disclosure on page 167 of Amendment No. 1 in response to the Staff’s comment.

Revolution Acceleration Acquisition Corp

May 14, 2021

20.	Please expand your disclosure of the nature of the discussions with Walmart on February 10, 2021. In this regard, we note your reference to Walmart as an anchor customer yet they do not appear to have generated a material amount of revenue in the year ended December 31, 2021.

Response: The Company advises the Staff that it has revised the disclosure on page 169 of Amendment No. 1 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions

Customer Contracts with Affiliates of SBG, page 210

21.	Please file the agreements with SoftBank Robotics Corp. as exhibits to your registration statement. Refer to Item 601(b)(ii)(A) of Regulation S-K.

Response: The Company advises the Staff that it has filed Berkshire Grey’s agreements with SoftBank Robotics Corp. as Exhibits 10.18, 10.19, 10.20, 10.21, 10.22, 10.23 and 10.24 to Amendment No. 1 in response to the Staff’s comment.

Consolidated Financial Statements of Berkshire Grey, Inc.

Note 6. Revenue, page F-14

22.	We note your sales "consist of a network of automated machinery installed at the customer location and configured to meet specified performance requirements" and your contracts typically have multiple performance obligations. Please clearly identify the performance obligations you have promised to transfer in your contracts and disclose the significant payment terms. Refer to ASC 606-10-50-12.

Response: The Company advises the Staff that it has revised the disclosure on page F-14 of Amendment No. 1 in response to the Staff’s comment.

23.	We note you determined that the revenue of one of your robotic fulfillment system contracts should be recognized at a point in time due to the terms within the contract. Please tell us and clarify in your disclosure over what period of time you typically provide these robotic fulfillment system contracts and how you determined that point in time revenue recognition was appropriate. Refer to ASC 606-10-25-23 through 25-30.

Response: The Company advises the Staff that it has revised the disclosure on page F-14 of Amendment No. 1 in response to the Staff’s comment.

General

24.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that neither the Company nor anyone authorized to do so on its behalf presented to potential investors any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Revolution Acceleration Acquisition Corp

May 14, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any communications to the undersigned at (212) 735-2082 or blair.thetford@skadden.com, or to Stephen F. Arcano at (212) 735-3542 or stephen.arcano@skadden.com.

Very truly yours,

/s Blair T. Thetford
Blair T. Thetford

cc:	John K. Delaney
Chief Executive Officer
Revolution Acceleration Acquisition Corp

Stephen F. Arcano
Skadden, Arps, Slate, Meagher & Flom LLP

Jocelyn Arel
Goodwin Procter LLP